August 12, 2005.

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Novagold Resources Inc. (the “Company”)
Final Short Form Prospectus – Consent of Expert

In connection with the Company’s (final) short form prospectus dated August 12, 2005 (the “Prospectus”), I, James H. Gray, hereby consent to the use of my name in connection with references to my involvement in the preparation of a technical report entitled “Geology and Resource Potential of the Galore Creek Property” dated May 18 2005, as amended August 10, 2005 (the “Technical Report”) and to references to the Technical Report, or portions thereof, in the Prospectus.

I also hereby confirm that I have read the Prospectus and the Company’s Annual Information Form dated March 21, 2005, and I have no reason to believe there are any misrepresentations in the information contained therein that are derived from the Technical Report or that is within my knowledge as a result of the services I have performed in connection with the Technical Report.

Yours truly,
GR TECHNICAL SERVICES LTD.

“ J H Gray”

James H. Gray, P.Eng